Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173 713.626.1919 www.invesco.com

February 27, 2013

Via EDGAR

Vincent DiStefano

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Invesco Securities Trust (File No. 811-22793)

Dear Mr. DiStefano:

On behalf of the above named registrant (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in our phone conversation on April 29, 2013, with regard to the Registrant’s Amendment No. 1 to its Registration Statement on Form N-1A (the “Amendment”) filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2013, relating to the Invesco Balanced-Risk Aggressive Allocation Fund (the “Fund”). Please note that we originally received comments on this filing in a February 15, 2013 letter from the SEC; we responded to those comments in a letter dated March 11, 2013.

Each of your comments provided on April 29, 2013 is set forth below in bold with the Registrant’s response immediately below each comment.

Prospectus

1. Comment: Please describe why the term, “Aggressive”, is used in the name of the Fund.

Response: Invesco currently maintains a fund, Invesco Balanced-Risk Allocation Fund (“IBRA”), that is a series portfolio of AIM Investment Funds (Invesco Investment Funds). IBRA maintains a target volatility level of 8%, as disclosed in its prospectus. The Fund is managed identically to IBRA except that the Fund maintains a target volatility level of 12%, as disclosed in its prospectus. Accordingly, to differentiate the two funds, Invesco included the term, “Aggressive”, in the Fund’s name to reflect its higher target volatility level.

Management (p. 2)

1. Comment: Please disclose each Portfolio Manager’s position at the adviser. See Item 5(b) of Form N-1A.

Response: Item 5(b) of Form N-1A requires the name, title and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio. The Registrant believes it is compliant with Form N-1A by providing the portfolio manager’s position with the Fund and uses this approach in all other prospectuses in the Invesco Fund complex.

Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings (p. 3)

Principal Investment Strategies (p. 3)

2. Comment: What are the “other investments that create economic leverage” in which the Fund will invest? Please disclose these investments and the risks of investing in them.

Response: The Fund will also invest in commodity-linked notes, ETFs and ETNs, all of which can create economic leverage. These investments and their associated risks are discussed in the Fund’s prospectus on pages 5 and 7- 10, respectively. The disclosure reads as follows:

ETFs are traded on an exchange and generally hold a portfolio of securities, commodities and/or currencies that are designed to replicate (i) a specified market or other index, (ii) a basket of securities, commodities or currencies, or (iii) a particular commodity or currency.

ETNs are senior, unsecured, unsubordinated debt securities issued by a bank or other sponsor, the returns of which are linked to the performance of a particular market, benchmark or strategy. ETNs are traded on an exchange; however, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to the principal amount, subject to the day’s market, benchmark or strategy factor.

A commodity-linked note is a note issued by a bank or other sponsor that pays a return linked to the performance of a commodities index or basket of futures contracts with respect to all of the commodities in an index. In some cases, the return will be based on a multiple of the performance of the index and this embedded leverage will magnify the positive return and losses the Fund earns from these notes as compared to the index.

Exchange-Traded Funds Risk. An investment by the Fund in exchange-traded funds generally presents the same primary risks as an investment in a mutual fund. In addition, an exchange-traded fund may be subject to the following risks that do not apply to mutual funds: (1) the market price of an exchange-traded fund’s shares may trade above or below their net asset value; (2) an active trading market for the exchange-traded fund’s shares may not develop or be maintained; (3) trading an exchange-traded fund’s shares may be halted if the listing exchange’s officials deem such action appropriate; (4) an exchange-traded fund may not be actively managed and may not accurately track the performance of the reference asset; (5) an exchange-traded fund would not necessarily sell a security because the issuer of the security was in financial trouble unless the security is removed from the index that the exchange-traded fund seeks to track; and (6) the value of an investment in an exchange-traded fund will decline more or less in correlation with any decline in the value of the index the exchange-traded fund seeks to track. Exchange-traded funds may involve duplication of management fees and certain other expenses, as the Fund indirectly bears its proportionate share of any expenses paid by the exchange-traded funds in which it invests. Further, certain of the exchange-traded funds in which the Fund may invest are leveraged. The more the Fund invests in such leveraged exchange-traded funds, the more this leverage will magnify any losses on those investments.

Exchange-Traded Notes Risk. Exchange-traded notes are subject to credit risk, including the credit risk of the issuer, and the value of the exchange-traded note may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an exchange-traded note may also be influenced by time to maturity, level of supply and demand for the exchange-traded note, volatility and lack of liquidity in the underlying market, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying market or strategy. Exchange-traded notes are also subject to the risk that the other party to the contract will not fulfill its contractual obligations, which may cause losses or additional costs to the Fund.

Commodity-Linked Notes Risk. The Fund’s investments in commodity-linked notes may involve substantial risks, including risk of loss of a significant portion of their principal value. In addition to risks associated with the underlying commodities, they may be subject to additional special risks, such as risk of loss of interest and principal, lack of a secondary market and risk of greater volatility, that do not affect traditional equity and debt securities.

If payment of interest on a commodity-linked note is linked to the value of a particular commodity, commodity index or other economic variable, the Fund might not receive all or a portion of the interest due on its investment if there is a loss of value of the underlying variable to which the interest is linked. To the extent that the amount of the principal to be repaid upon maturity is linked to the value of a particular commodity, commodity index or other economic variable, the Fund might not receive all or a portion of the principal at maturity of the investment. A liquid secondary market may not exist for the commodity-linked notes the Fund buys, which may make it difficult for the Fund to sell them at an acceptable price or to accurately value them. Commodity-linked notes are also subject to the credit risk of the issuer. If the issuer becomes bankrupt or otherwise fails to pay, the Fund could lose money. The value of the commodity-linked notes the Fund buys may fluctuate significantly because the values of the underlying investments to which they are linked are themselves volatile. Additionally, commodity-linked notes employ “economic” leverage that does not result in the possibility of a fund incurring obligations beyond its investment, but that nonetheless permit a fund to gain exposure that is greater than would be the case in an unlevered security. The particular terms of a commodity-linked note may create economic leverage by requiring payment by the issuer of an amount that is a multiple of the price increase or decrease of the underlying commodity, commodity index, or other economic variable. For example, a three-times leveraged note will change by a magnitude of three for every percentage change (positive or negative) in the value of the underlying commodity, index or other economic variable. Such economic leverage will increase the volatility of the value of these commodity-linked notes and the Fund to the extent it invests in such notes. The Fund does not segregate assets or otherwise cover investments in securities with economic leverage.

3. Comment: Disclosure indicates that the Fund will achieve exposure to asset classes “primarily through derivatives.” Disclose with more specificity the percentage of the exposure that is expected to come from derivatives and the types of derivatives that will be used.

Response: Comment complied with. The disclosure regarding the term “primarily” has been changed as follows:

“…exposure to these three asset classes will be achieved primarily (generally over 65%, based on notional exposure) through investments in derivative instruments, including but not limited to futures and swap agreements.”

4. Comment: Ensure that all types of derivatives used as part of the Funds’ principal investment strategy are disclosed. Please also explain to us how the Fund intends to comply with the requirements of Section 18 of the 1940 Act and Investment Company Act Release No. 10666.

Response: The Registrant confirms that all types of derivatives used as part of the Fund’s principal investment strategy are disclosed in the prospectus. The Fund has implemented compliance procedures that are reasonably designed to comply with the requirements of Section 18 of the 1940 Act and to address the issues referenced in the Investment Company Act Release No. 10666. Among other things, the Fund has adopted policies related to asset segregation that are reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act. The Registrant believes that the Fund’s asset coverage policy with respect to swap and futures transactions that are contractually required to cash-settle is reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act. The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or its staff prescribing a specific asset coverage approach for swaps and futures. The SEC recognized in its August 2011 concept release with respect to the use of derivatives by mutual funds that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC staff. The concept release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011). The Registrant believes that, in the absence of formal guidance in this area and in light of what appears to be common practice with respect to these types of instruments, it is reasonable to segregate the Fund’s daily mark-to market obligations, rather than the notional value, in connection with swap and futures transactions that are contractually required to cash-settle.

5. Comment: The derivatives disclosure in this section is too general. Please identify here specifically all of the derivatives that will be principal investments of the Fund, and provide appropriate corresponding risk disclosure. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The registrant believes that it has complied with the Barry D. Miller letter dated July 30, 2010. All derivatives that will be principal investments of the Fund and their related risks are disclosed beginning on pages 6 - 9. The risks of the underlying assets are also included in the principal risk section. The disclosure reads as follows:

The derivative instruments in which the Fund will principally invest will include but are not limited to futures and swap agreements.

A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, commodities, currencies or other assets. The notional amount of a swap is based on the nominal or face amount of a reference asset that is used to calculate payments made on that swap; the notional amount typically is not exchanged between counterparties. The parties to the swap use variations in the value of the underlying asset to calculate payments between them through the life of the swap.

A futures contract is a standardized agreement between two parties to buy or sell a specified quantity of an underlying asset at a specified price at a specified future time. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying asset. Futures contracts are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Depending on the terms of the particular contract, futures contracts are settled by purchasing an offsetting contract, physically delivering the underlying asset on the settlement date or paying a cash settlement amount on the settlement date.

Principal Risks of Investing in the Fund

As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Derivatives Risk. A derivative is an instrument whose value depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, which are described below. These risks are greater for the Fund than most other mutual funds because the Fund will implement its investment strategy primarily through derivative instruments rather than direct investments in stocks and bonds.

•	Counterparty Risk. Certain derivatives do not trade on an established exchange (referred to as over-the-counter (OTC) derivatives) and are simply financial contracts between the Fund and a counterparty. When the Fund is owed money on an OTC derivative, the Fund is dependent on the counterparty to pay or, in some cases, deliver the underlying asset, unless the Fund can otherwise sell its derivative contract to a third party prior to its expiration. Many counterparties are financial institutions such as banks and broker-dealers and their creditworthiness (and ability to pay or perform) may be negatively impacted by factors affecting financial institutions generally. In addition, in the event that a counterparty becomes bankrupt or insolvent, the Fund’s ability to recover the collateral that the Fund has on deposit with the counterparty could be delayed or impaired. For derivatives traded on a centralized exchange, the Fund generally is dependent upon the solvency of the relevant exchange clearing house (which acts as a guarantor for each contractual obligation under such derivatives) for payment on derivative instruments for which the Fund is owed money.

•	Leverage Risk. Many derivatives do not require a payment up front equal to the economic exposure created by owning the derivative, which creates a form of leverage. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative. Leverage may therefore make the Fund’s returns more volatile and increase the risk of loss. The Fund segregates or earmarks liquid assets with a value at least equal to the amount that the Fund owes the derivative counterparty each day, if any, or otherwise holds instruments that offset the Fund’s daily obligation under the derivatives instrument. This process is sometimes referred to as “cover.” The amount of liquid assets needed as cover will fluctuate over time as the value of the derivative instrument rises and falls. If the value of the Fund’s derivative positions or the value of the assets used as cover unexpectedly decreases, the Fund may be forced to segregate additional liquid assets as cover or sell assets at a disadvantageous time or price to meet its derivative obligations or to meet redemption requests, which could affect management of the Fund and the Fund’s returns. In certain market conditions, losses on derivative instruments can grow larger while the value of the Fund’s other assets fall, resulting in the Fund’s derivative positions becoming a larger percentage of the Fund’s investments.

•	Liquidity Risk. There is a smaller pool of buyers and sellers for certain derivatives, particularly OTC derivatives, than more traditional investments such as stocks. These buyers and sellers are often financial institutions that may be unable or unwilling to buy or sell derivatives during times of financial or market stress. Derivative instruments may therefore be less liquid than more traditional investments and the Fund may be unable to sell or exit its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. To the extent that the Fund is unable to exit a derivative position because of market illiquidity, the Fund may not be able to prevent further losses of value in its derivatives holdings and the liquidity of the Fund and its ability to meet redemption requests may be impaired to the extent that a substantial portion of the Fund’s otherwise liquid assets must be used as margin or cover. Another consequence of illiquidity is that the Fund may be required to hold a derivative instrument to maturity and take or make delivery of the underlying asset that the Adviser would otherwise have attempted to avoid.

Other Risks. Compared to other types of investments, derivatives may be harder to value and may also be less tax efficient, as described under the “Taxes” section of the prospectus. In addition, changes in government regulation of derivative instruments could affect the character, timing and amount of the Fund’s taxable income or gains, and may limit or prevent the Fund from using certain types of derivative instruments as a part of its investment strategy, which could make the investment strategy more costly to implement or require the Fund to change its investment strategy. To the extent that the Fund uses derivatives for hedging or to gain or limit exposure to a particular market or market segment, there may be imperfect correlation between the value of the derivative instrument and the value of the instrument being hedged or the relevant market or market segment, in which case the Fund may not realize the intended benefits. There is also the risk that during adverse market conditions, an instrument which would usually operate as a hedge provides no hedging benefits at all. The Fund’s use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company.

6. Comment: Please explain how the Fund’s portfolio managers will use strategic asset allocation to express their long term view of the market and tactical asset allocation to reflect their short term view of the market.

Response: The portfolio managers create exposure targets for each asset class using their strategic process, which contemplates a long-term view of the markets in which the Fund invests. The portfolio managers’ long-term view and strategic asset allocation change infrequently, if ever. This long-term view and the allocation percentages for each asset class may be modified periodically using the tactical process, which contemplates short-term views of the markets in which the Fund invests.

7. Comment: At the end of the second paragraph under the heading, “Principal Investment Strategies”, please replace the word, “diversify”, with another word that is not confusing with the term of art, “diversification”, as understood under the 1940 Act.

Response: We will replace “diversify” with “adjust” in order to avoid confusion.

8. Comment: Under the heading, “Principal Investment Strategies”, please discuss why the Fund has high volatility.

Response: We do not believe the Fund has high volatility. The disclosure simply states what volatility measures and that higher volatility generally indicates higher risk. As discussed in 1. above, the Fund targets an annual volatility level of 12%, which is higher than the 8% level targeted in IBRA; however, we do not believe that fact implies that the Fund has high volatility (just higher than IBRA). To account for this, we have included “Aggressive” in the Fund’s name.

9. Comment: Will the Fund invest in foreign or emerging market securities as part of its principal investment strategies? If so, please include appropriate strategy disclosure.

Response: As described on page five of the Fund’s prospectus, certain of the derivatives in which the Fund principally invests have exposure to foreign and emerging market equity and fixed income securities. The disclosure reads as follows:

The Fund’s equity exposure will be achieved through investments in derivatives that track equity indices from developed and/or emerging markets countries. In addition, the Fund may invest directly in common stock. The Fund’s fixed income exposure will be achieved through derivative investments that offer exposure to issuers in developed markets that are rated investment grade or unrated but deemed to be investment grade quality by the Adviser, including U.S. and foreign government debt securities having intermediate (5 – 10 years) and long (10 plus years) term maturity.

10. Comment: How often will the Fund rebalance its holdings? Will the Fund have high portfolio turnover? If so, please provide appropriate disclosure of the strategy and attendant risks, e.g., greater taxes and fees.

Response: The portfolio managers will rebalance the Fund’s holdings periodically as necessary. There is no prescribed period when the portfolio managers may rebalance holdings. The Registrant confirms that the Fund expects to have portfolio turnover of less than 100% during its first year of operations and that active and frequent trading is not part of the Fund’s principal investment strategies. If the Fund in the future does engage, or intends to engage, in active and frequent trading, the Fund will modify its principal investment strategy to make this clear and include a corresponding risk.

11. Comment: Disclosure indicates that the Fund will invest in a Cayman Islands subsidiary (the “Subsidiary”). Accordingly, we request that the Fund please:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The Fund and the Subsidiary meet the requirements of the 1940 Act (as amended) on a consolidated basis, involving section 8 concerning investment policies and section 18 concerning capital structure and leveraging.

b.	Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: For administrative and other reasons, the Subsidiary will have an advisory contract with Invesco Advisers, Inc., but will not comply with Section 15 of the 1940 Act.

The Registrant notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between Invesco Advisers, Inc. and the Registrant, on behalf of the Fund.

c.	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response: The Fund and the Subsidiary meet the requirements of the 1940 Act on a consolidated basis involving Section 17 concerning affiliated transactions. The Subsidiary’s custodian is the same as that of the Fund and is an eligible custodian under Section 17(f)(5).

d.	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received a private letter ruling, and the Registrant has revised the disclosure accordingly. The Registrant respectfully declines to include disclosure concerning an opinion of counsel because it does not believe Form N-1A requires such disclosure.

e.	Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund should reflect aggregate operations of the Fund and the Subsidiary.

Response: As indicated in the Fund’s prospectus, the Subsidiary has the same investment objective and generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the Subsidiary may invest without limitation in commodity-linked derivatives and other securities that provide leveraged and non-leveraged exposure to commodities. The disclosure reads as follows:

The Fund will invest in the Subsidiary to gain exposure to commodities markets. The Subsidiary, in turn, will invest in futures, swaps, commodity-linked notes, ETFs and ETNs. The Subsidiary is advised by the Adviser, has the same investment objective as the Fund and generally employs the same investment strategy. Unlike the Fund, however, the Subsidiary may invest without limitation in commodity-linked derivatives and other securities that may provide leveraged and non-leveraged exposure to commodities. The Subsidiary holds cash and can invest in cash equivalent instruments, including affiliated money market funds, some or all of which may serve as margin or collateral for the Subsidiary’s derivative positions. Because the Subsidiary is wholly-owned by the Fund, the Fund will be subject to the risks associated with any investment by the Subsidiary.

f.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements, consistent with applicable accounting principles.

g.	Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response: (1) Consistent with other funds in the Invesco Fund complex, the Subsidiary’s expenses are included in “Other Expenses” in the Fund’s fee table; (2) the Registrant will include an undertaking in Part C of the Fund’s registration statement designating the Subsidiary’s custodian as agent for service of process in the U.S. and consenting to the inspection of its books and records by the Commission staff; see the disclosure below; (3) see previous response; (4) one or more members of the Subsidiary’s board will separately sign subsequent post-effective amendments to the Fund’s registration statement on Form N-1A as such amendments relate to the Fund.

Invesco Advisers, Inc., 1555 Peachtree Street, N.E., Atlanta, GA 30309, will maintain physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices, 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173, except for those maintained at its Atlanta offices at the address listed above or at its Louisville, Kentucky offices, 400 West Market Street, Suite 3300, Louisville, KY 40202 and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, and the Registrant’s Transfer Agent and Dividend Paying Agent, Invesco Investment Services, Inc., 219078, Kansas City, MO 64121-9078.

12. Comment: Disclosure on page five indicates the Fund will be exposed to debt having “intermediate (5-10 years) and long (10 plus years) term duration.” Is the use of “duration” intentional, or did the Fund intend to use “maturity”?

Response: The Registrant will change this to “maturity”.

13. Comment: Explain to us why the Fund discusses derivatives exposure in terms of net assets in this section and total assets in other sections? Please use the same language in all instances.

Response: Generally, the Registrant typically uses “net assets” when disclosing fund limitations as is consistent with other prospectuses in the Invesco Fund complex. When referring to regulatory limitations, however, the Registrant typically uses the language provided in the regulations themselves. The reference concerning the Fund’s investment in the Subsidiary (“…invest up to 25% of its total assets…”) has been removed. In the paragraph that discusses the amount of cash (“… 50% to 100% of its total assets…”), we are changing the disclosure to “net assets” in order to be consistent.

14. Comment: The risk disclosure includes risks of investing in foreign securities, yet there is no corresponding disclosure in the strategy section. Please ensure that the strategy and risk disclosure are complementary.

Response: As described on page five of the Fund’s prospectus, the derivatives in which the Fund principally invests have exposure to foreign and emerging market equity and fixed income securities. The Registrant therefore believes that including foreign securities risk in the Fund’s prospectus is appropriate. The disclosure reads as follows:

The Fund’s equity exposure will be achieved through investments in derivatives that track equity indices from developed and/or emerging markets countries. In addition, the Fund may invest directly in common stock. The Fund’s fixed income exposure will be achieved through derivative investments that offer exposure to issuers in developed markets that are rated investment grade or unrated but deemed to be investment grade quality by the Adviser, including U.S. and foreign government debt securities having intermediate (5 – 10 years) and long (10 plus years) term maturity.

Principal Risks of Investing in the Fund (p. 6)

15. Comment: Unless the Fund is advised by or sold through an insured depository institution, please delete the second sentence of the first paragraph of this section. See Item 4 (b) (iii) of Form N-1A.

Response: This disclosure appears in the prospectuses of all of the Invesco Funds as it possible that the Funds will be sold through these types of institutions. Therefore, the Registrant believes it is appropriate to keep the disclosure.

Derivatives Risk (p. 8)

16. Comment: Please describe here the material risks associated with all types of derivatives in which the Fund will invest as part of its principal strategies.

Response: The Registrant has added greater detail regarding the risks associated with the derivatives used by the Fund, as requested. Please see response to Comment #5 above.

Commodities Tax Risk (p. 6)

17. Comment: Please clarify that the Fund does not have a private letter ruling.

Response: The Registrant has added disclosure clarifying that the Fund does not have a private letter ruling. The disclosure reads as follows:

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds, including to another Invesco fund (upon which only the fund that received the private letter ruling can rely) which indicate that income from a fund’s investment in certain commodity linked notes and a wholly owned foreign subsidiary that invests in commodity-linked derivatives, such as the Subsidiary, constitutes qualifying income. However, the Internal Revenue Service suspended issuance of any further private letter rulings in July 2011 pending a review of its position. Should the Internal Revenue Service issue guidance, or Congress enact legislation, that adversely affects the tax treatment of the Fund’s use of commodity-linked notes or the Subsidiary (which guidance might be applied to the Fund retroactively), it could limit the Fund’s ability to pursue its investment strategy and the Fund might not qualify as a regulated investment company for one or more years. In this event the Fund’s Board of Trustees may authorize a significant change in investment strategy or Fund liquidation. In lieu of potential disqualification, the Fund is permitted to pay a tax for certain failures to satisfy the income requirement, which, in general, are limited to those due to reasonable cause and not willful neglect. The Fund also may incur transaction and other costs to comply with any new or additional guidance from the Internal Revenue Service.

Tax Consequences (p. 17)

18. Comment: The fourth bullet point in this section references 2012 in the present tense. As it is now 2013, please revise the disclosure here and wherever else similar language is found.

Response: The Registrant will make this change.

SAI

Description of the Fund and Its Investments and Risks (p. 2)

Alternative Entity Securities (p. 4)

19. Comment: Please confirm that the Fund will not invest more than 10% of its assets in issuers that rely on the exclusions in section 3(c)(1) or 3(c)(7) under the 1940 Act (other than the Subsidiary), and that all of such assets will be counted as illiquid securities.

Response: The Fund will comply with the limitations in the 1940 Act, the rules and regulations thereunder as amended or are interpreted from time to time by the SEC staff, and any exemptive order or similar relief granted to the Fund or on which the Fund may rely, with respect to the Fund’s investment in other investment companies. The Fund will apply its liquidity determination procedures to any such investments.

Derivatives (p. 25)

20. Comment: Please provide the basis for the assertion that the Fund need only segregate mark-to-market obligations for swaps.

Response: The Registrant believes that the Fund’s asset coverage policy with respect to swap transactions that are contractually required to cash-settle is reasonable and consistent with the principles underlying SEC and staff guidance with respect to Section 18 of the 1940 Act as well as the available information published regarding asset coverage approaches for swaps in the SEC’s August 2011 concept release with respect to the use of derivatives by mutual funds. See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011).

Total Return Swap (p. 28)

21. Comment: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: Your comment has been duly noted. The Registrant is aware of the concept release and will be aware of any future guidance from the Commission.

Futures Contracts (p. 35)

22. Comment: Please delete “Trust” from the last sentence of the second paragraph of this section, and replace it with “Adviser”, as the Adviser is the entity which would need to register as a Commodity Pool Operator. Please explain to us the basis for the Adviser being able to claim this exclusion given the significant anticipated investments in commodities and commodity-linked derivatives.

Response: The Registrant will make this change.

Limitations on Futures Contracts … (p. 34)

23. Comment: If the Fund will also enter into futures contracts in order to speculate, please disclose this fact here.

Response: The paragraph regarding the limitation on futures contracts has been removed from the SAI as the Fund can use futures for speculative purposes as well as for hedging, as indicated in the Fund’s prospectus.

Fund Policies (p. 38)

Fundamental Restrictions (p. 38)

24. Comment: Please clarify that the Fund’s concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and disclose that in that situation the Fund will consider such municipal securities to be in an industry.

Response: The Registrant believes the requested change is addressed in the Non-Fundamental Restriction section of the SAI, which contains the following disclosure, intended to clarify the definition of concentration under the 1940 Act: In complying with the fundamental restriction regarding industry concentration, the Fund may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry. Further, municipal securities are not a principal investment of the Fund and therefore the Registrant believes that further explanation of the industry categorizations is not necessary.

25. Comment: Fundamental Restriction (7) suggests the Fund may invest all of its assets in the securities of a single open-end management investment company. Does the Fund currently plan to do this within twelve months of the effective date of the registration statement? If so, please provide appropriate prospectus strategy and risk disclosure. Include, if applicable, disclosure regarding duplication of shareholder fees and expenses.

Response: The Registrant confirms that the Fund does not intend to invest all of its assets in the securities of a single open-end management investment company in the next twelve months.

Non-Fundamental Restrictions (p. 39)

26. Comment: Does the disclosure in Restriction (3) refer to an existing exemptive order? Please clarify.

Response: Yes, all funds within the Invesco Fund complex rely on an existing exemptive order permitting the Invesco Funds to borrow from and lend money to each other for temporary or emergency purposes. Interfund lending and lending of portfolio securities are more fully described on pages 21 - 22 of the Fund’s Statement of Additional Information. The disclosure reads as follows:

Interfund Loans. The SEC has issued an exemptive order permitting the Invesco Funds to borrow money from and lend money to each other for temporary or emergency purposes. The Invesco Funds’ interfund lending program is subject to a number of conditions, including the requirements that: (1) an interfund loan generally will occur only if the interest rate on the loan is more favorable to the borrowing fund than the interest rate typically available from a bank for a comparable transaction and the rate is more favorable to the lending fund than the rate available on overnight repurchase transactions; (2) an Invesco Fund may not lend more than 15% of its net assets through the program (measured at the time of the last loan); and (3) an Invesco Fund may not lend more than 5% of its net assets to another Invesco Fund through the program (measured at the time of the loan). The Fund may participate in the program only if and to the extent that such participation is consistent with the Fund’s investment objective and investment policies. Interfund loans have a maximum duration of seven days. Loans may be called with one day’s notice and may be repaid on any day.

Borrowing. The Fund may borrow money to the extent permitted under the Fund Policies. Such borrowings may be utilized (i) for temporary or emergency purposes; (ii) in anticipation of or in response to adverse market conditions; or, (iii) for cash management purposes. All borrowings are limited to an amount not exceeding 33 1⁄3% of the Fund’s total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that exceed this amount will be reduced within three business days to the extent necessary to comply with the 33 1⁄3% limitation even if it is not advantageous to sell securities at that time.

If there are unusually heavy redemptions, the Fund may have to sell a portion of its investment portfolio at a time when it may not be advantageous to do so. Selling Fund securities under these circumstances may result in a lower net asset value per share or decreased dividend income, or both. Invesco and the Sub-Advisers believe that, in the event of abnormally heavy redemption requests, the Fund’s borrowing ability would help to mitigate any such effects and could make the forced sale of their portfolio securities less likely.

The Fund may borrow from a bank, broker-dealer, or an Invesco Fund. Additionally, the Fund is permitted to temporarily carry a negative or overdrawn balance in their account with their custodian bank. To compensate the custodian bank for such overdrafts, the Fund may either (i) leave fund as a compensating balance in their account so the custodian bank can be compensated by earning interest on such funds; or (ii) compensate the custodian bank by paying it an agreed upon rate. The Fund may not purchase additional securities when any borrowings from banks or broker-dealers exceed 5% of the Fund’s total assets or when any borrowings from an Invesco Fund are outstanding.

Lending Portfolio Securities. The Fund may lend its portfolio securities (principally to broker-dealers) to generate additional income. Such loans are callable at any time and are continuously secured by segregated collateral equal to no less than the market value, determined daily, of the loaned securities. Such collateral will be cash, letters of credit, or debt securities issued or guaranteed by the U.S. Government or any of its agencies. The Fund may lend portfolio securities to the extent of one-third of its total assets. The Fund will loan its securities only to parties that Invesco has determined are in good standing and when, in Invesco’s judgment, the income earned would justify the risks.

The Fund will not have the right to vote securities while they are on loan, but it can call a loan in anticipation of an important vote. The Fund would receive income in lieu of dividends on loaned securities and may, at the same time, generate income on the loan collateral or on the investment of any cash collateral.

If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Fund could experience delays and costs in recovering securities loaned or gaining access to the collateral. If the Fund is not able to recover the securities loaned, the Fund may sell the collateral and purchase a replacement security in the market. Lending securities entails a risk of loss to the Fund if and to the extent that the market value of the loaned securities increases and the collateral is not increased accordingly.

Any cash received as collateral for loaned securities will be invested, in accordance with the Fund’s investment guidelines, in short-term money market instruments or Affiliated Money Market Funds. Investing this cash subjects that investment to market appreciation or depreciation. For purposes of determining whether the Fund is complying with its investment policies, strategies and restrictions, the Fund will consider the loaned securities as assets of the Fund, but will not consider any collateral received as the Fund asset. The Fund will bear any loss on the investment of cash collateral.

For a discussion of tax considerations relating to lending portfolio securities, see “Dividends, Distributions and Tax Matters – Tax Matters – Tax Treatment of Portfolio Transactions – Securities lending.”

Geographic Asset Diversification (p. 36)

27. Comment: This disclosure concerning Geographic Asset Diversification seems out of place; why is it included here?

Response: The Registrant has deleted this language.

Investment Advisory and other Services (p. 55)

28. Comment: Disclosure in the paragraph on page 57 references an expense reimbursement contract expiration date of October 31, 2013, whereas disclosure elsewhere gives February 28, 2014 as the expiration date. Why are the dates different?

Response: The Registrant has updated the expense reimbursement contract expiration date to February 28, 2015.

Taxation of the Fund (p. 69)

29. Comment: Much of the disclosure in this tax section is not relevant to the Fund. For example, the Fund is not a fund of funds and it does not invest in REITs. Please revise so that this disclosure is specific to the Fund, rather than any other series of the Trust. In addition, the disclosure should be updated to reflect recent tax legislation.

Response: The SAI is intended to cover potential investments for the Fund, whether those are primary investments for the Fund or not. This language is meant to be protective language for potential investments for the Fund. Also, the Registrant is updating the disclosure to reflect recent tax legislation.

Assets Managed (G -2)

30. Comment: Please disclose the number of accounts and total assets with respect to which the advisory fee is based on performance of the account. See Item 20 (a) (3) of Form N-1A.

Response: The Registrant confirms that the portfolio managers of the Fund do not manage other accounts in which the advisory fee is based on the performance of such accounts, and, therefore, no disclosure is required by Item 20(a)(3) of Form N-1A.

Please note that the Registrant filed the N-1A only under the Investment Company Act of 1940; it was not filed under the Securities Act of 1933 as it will not be offered publicly. Accordingly, per our discussion, the Registrant’s Initial Registration Statement was effective upon filing.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Counsel